UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 20, 2025

Commission File Number: 001-42508

FBS Global Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 6285778

(Address of principal executive offices)

Kelvin Ang, Chief Executive Officer

+65-62857781

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 14, 2025, FBS Global Limited (“FBGL” and the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “FBGL” without interruption at this time.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until November 10, 2025, to regain compliance with the Minimum Bid Price Rule. If at any time before November 10, 2025, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by November 10, 2025, the Company may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting. To qualify for the additional time, the Company will be required to meet the continued listing requirements regarding the market value of publicly held Ordinary Shares and all other initial listing standards, except for the minimum bid price requirement. In addition, the Company will be required to notify Nasdaq of its intent to cure the deficiency by effecting a reverse stock split, if necessary, during the additional compliance period.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

EXHIBITS

Number	Description

99.1	Press Release of FBS Global Limited dated May 20, 2025.
99.2	Letter from the NASDAQ Stock Market dated May 14, 2025, regarding the failure to comply with the Minimum Bid Price required under Listing Rule 5550(a)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025	FBS GLOBAL LIMITED

	By:	/s/ Ang Poh Guan
	Name:	Ang Poh Guan
	Title:	Executive Director and Chief Executive Officer